UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

___________________________

FORM 1-U

CURRENT REPORT

Pursuant Regulation A of the Securities Act of 1933

March 18, 2021

(Date of Report (Date of earliest event reported))

FUNDRISE MIDLAND OPPORTUNISTIC REIT, LLC

(Exact name of registrant as specified in its charter)

Delaware	32-0479856
(State or other jurisdiction of incorporation)	(IRS Employer Identification No.)

11 Dupont Circle NW, 9th Floor, Washington, DC	20036
(Address of principal executive offices)	(ZIP Code)

(202) 584-0550

(Registrant’s telephone number, including area code)

Common Shares

(Title of each class of securities issued pursuant to Regulation A)

Item 9.	Other Events

Asset Update

Controlled Subsidiary Investment - Vukota Chestnut Springs Apartments, LLLP

On July 17, 2017, we directly acquired ownership of a “majority-owned subsidiary,” Vukota Chestnut Springs Apartments, LLLP (“Vukota Chestnut Springs Controlled Subsidiary”) from National Commercial Real Estate Trust, LLC, a Delaware statutory trust (“National Commercial Real Estate Trust”) and wholly-owned subsidiary of our sponsor, for the purchase price of $265,000, which was the initial stated value of the Vukota Chestnut Springs Controlled Subsidiary (the “Vukota Chestnut Springs Investment”). The initial proceeds from the Vukota Chestnut Springs Investment were used by Vukota Capital Management for the acquisition of a stabilized 92-unit apartment complex located at 4315-4331 N. Chestnut Street, Colorado Springs, CO 80907 (the “Vukota Chestnut Springs Property”). Details on the acquisition can be found here.

On March 18, 2021, the Vukota Chestnut Springs Controlled Subsidiary redeemed the Vukota Chestnut Springs Investment in full. The Vukota Chestnut Springs Controlled Subsidiary was able to pay down the outstanding principal balance and preferred return of the Vukota Chestnut Springs Investment through a refinance of the senior loan. All preferred return payments were paid in full during the investment period, and the investment yielded annualized rate of return of approximately 12.0%.

Safe Harbor Statement

This Current Report on Form 1-U contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”) and Section 21E of the Securities Exchange Act of 1934. You can identify these forward-looking statements by the use of words such as “outlook,” “believes,” “expects,” “potential,” “continues,” “may,” “will,” “should,” “could,” “seeks,” “projects,” “predicts,” “intends,” “plans,” “estimates,” “anticipates” or the negative version of these words or other comparable words. Such forward-looking statements are subject to various risks and uncertainties, including those described under the section entitled “Risk Factors” in the most recently qualified Offering Statement on Form 1-A filed with the Securities and Exchange Commission (“SEC”), as such factors may be updated from time to time in our periodic filings and offering circular supplements filed with the SEC, which are accessible on the SEC's website at www.sec.gov. Accordingly, there are or will be important factors that could cause actual outcomes or results to differ materially from those indicated in these statements. These factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included in our filings with the SEC. We undertake no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by law.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FUNDRISE MIDLAND OPPORTUNISTIC REIT, LLC

By:	Fundrise Advisors, LLC
Its:	Manager

By:	/s/ Bjorn J. Hall
Name:	Bjorn J. Hall
Title:	General Counsel

Date:           March 24, 2021